OLD MUTUAL ADVISOR FUNDS

Rule 18f-3

Multiple Class Plan

(the “Plan”)

(as revised April 25, 2007)

Old Mutual Advisor Funds (the “Trust”), a registered investment company that currently consists of the portfolios listed in Schedule A hereto (each, a “Portfolio” and, collectively, the “Portfolios”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares in each Portfolio.

A.	Attributes of Share Classes

1.           The rights of each class of the Portfolios shall be as set forth in the respective Certificate of Class Designation for each Class (each a “Certificate”) as each such Certificate is approved by the Trust’s Board of Trustees and as attached as Schedule B hereto.

2.           With respect to each class of shares created hereunder, each share of a Portfolio will represent an equal pro rata interest in the Portfolio and will have identical terms and conditions, except that: (i) each class will have a different class name (or other designation) that identifies the class as separate from any other class; (ii) each class will separately bear any distribution fees (“Rule 12b-1 fees”) in connection with any distribution plan for such class adopted pursuant to Rule 12b-1 under the 1940 Act (a “Rule 12b-1 Plan”) and will separately bear any other shareholder service fees (“Service Fees”) that are made under any service plan for such class, which may or many not be adopted pursuant to Rule 12b-1 under the 1940 Act, or related servicing agreement entered into with respect to that class, which are not contemplated by or within the scope of the Rule 12b-1 Plan; and (iii) shareholders of the class will have exclusive voting rights regarding the Rule 12b-1 Plan and the servicing agreements relating to such class, and will have separate voting rights on any matter submitted to shareholders in which the interests of that class differ from the interests of any other class.

B.	Expense Allocations

1.           The following expenses shall be allocated, to the extent practicable, on a class-by-class basis: (a) fees under the Rule 12b-1 Plan; (b) Service Fees; (c) State Blue Sky registration fees incurred by a specific class; (d) transfer agency and sub-transfer agency fees and expenses: (e) preparation, printing and distribution of prospectuses and shareholder reports; (f) website fees, including website maintenance; (g) expenses incurred in connection with any meeting of shareholders of a particular class, (h) litigation expenses incurred with respect to matters affecting only a particular class; and (i) any other expenses (other than advisory or management fees) that the Trust’s Board of Trustees determines shall be allocated on a class-by-class basis, in a manner consistent with Internal Revenue Service Rules; provided, however, that such expenses may be so allocated only to the extent that the expenses are actually incurred in different amounts by each class or that a class receives services of a different kind or to a different degree than the other classes.

2.           Other Allocations. All other expenses of a Portfolio shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset of the Portfolio.

C.	Allocation of Income, Gains and Losses

Except to the extent provided in the following sentence, each Portfolio will allocate income and realized and unrealized capital gains and losses to a class based on the relative net assets of each class. Notwithstanding the foregoing, each Portfolio that declares dividends on a daily basis will allocate income on the basis of settled shares.

D.	Waiver of Fees and Reimbursement of Expenses

A Portfolio’s adviser, sub-adviser, underwriter or any other provider of services to the portfolio may waive fees payable by, or reimburse expenses of, a class, to the extent that such fees and expenses are payable, or have been paid, to the provider, and have been allocated solely to that class as a class expense. Such provider may also waive fees payable or reimburse expenses paid, by all classes in a Portfolio to the extent such fees and expenses have been allocated to such classes in accordance with relative net assets.

E.	Exchange Privileges

Exchanges of shares shall be permitted between Portfolios and other mutual funds as follows:

(a)         Shares of a Portfolio generally may be exchanged for shares of the same class of another Portfolio or of the same class of any other mutual fund advised by the Trust’s advisor (together with the Portfolios, the “Old Mutual Advised Funds”), or where so provided for in the prospectus, and/or statement of additional information (together the “Prospectus”) of the Portfolio, subject to such exceptions and such terms and limitations as are disclosed in the Portfolio’s Prospectus and the Prospectus for the Old Mutual Advised Funds being exchanged.

(b)         Shares of a Portfolio generally may not be exchanged for shares of a different class of that Portfolio or shares of a different class of any other Old Mutual Advised Funds, subject to such exceptions and such terms and limitations as are disclosed in the Prospectus for the Old Mutual Advised Funds being exchanged.

(c)         Depending upon the Portfolio or other Old Mutual Advised Fund from which and into which an exchange is being made and when the shares were purchased, shares being acquired in an exchange may be acquired at their offering price, at their net asset value or by paying the difference in sales charges, as disclosed in the Portfolio’s Prospectus and the Prospectus for the Old Mutual Advised Funds being acquired.

F.	Service Fees and Distribution Fees

The Rule 12b-1 fees and Service Fees applicable to any class shall be those set forth in the Portfolio’s Prospectus, relevant portions of which are incorporated herein by this reference. All other terms and conditions with respect to Rule 12b-1 fees and Service Fees shall be governed by the Rule 12b-1 Plan adopted by the Portfolio with respect to such fees and Rule 12b-1 of the 1940 Act and any Service Plan, respectively.

G.	Amendment of Plan; Periodic Review

This Plan must be amended to describe properly (through additional exhibits hereto) each new class of shares, upon the approval of each new class by the Board of Trustees.

The Board of Trustees of the Trust, including a majority of the independent Trustees must periodically review this Plan for its continued appropriateness, and must approve any material amendment of the Plan at is relates to any class of any Portfolio covered by the Plan.

SCHEDULE A

Name of Funds

Name of Fund	Date Added
Old Mutual Asset Allocation Balanced Portfolio	July 8, 2004
Old Mutual Asset Allocation Conservative Portfolio	July 8, 2004
Old Mutual Asset Allocation Growth Portfolio	July 8, 2004
Old Mutual Asset Allocation Moderate Growth Portfolio	July 8, 2004
Old Mutual Copper Rock Emerging Growth Fund	May 11, 2005
Old Mutual Analytic Defensive Equity Fund	May 11, 2005
Old Mutual Clay Finlay China Fund	December 19, 2005
Old Mutual Clay Finlay Emerging Markets Fund	December 19, 2005
Old Mutual International Equity Fund	December 19, 2005
Old Mutual Analytic Global Defensive Equity Fund	March 1, 2006
Old Mutual VA Asset Allocation Conservative Portfolio	June 29, 2006
Old Mutual VA Asset Allocation Balanced Portfolio	June 29, 2006
Old Mutual VA Asset Allocation Moderate Growth Portfolio	June 29, 2006
Old Mutual VA Asset Allocation Growth Portfolio	June 29, 2006
Old Mutual Analytic VA Defensive Equity Portfolio	June 29, 2006
Old Mutual Analytic VA Global Defensive Equity Portfolio	June 29, 2006